Structured Capital StrategiesSM

A variable and index-linked deferred annuity contract

Prospectus dated May 1, 2012, as amended     , 2012

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. This Prospectus supersedes all prior prospectuses and supplements. You should read the prospectuses for each Trust which contain important information about the portfolios.

What is Structured Capital StrategiesSM?

Structured Capital StrategiesSM is a variable and index-linked deferred annuity contract issued by AXA Equitable Life Insurance Company. The series consists of Structured Capital StrategiesSM Series B (“Series B”), Structured Capital StrategiesSM Series C (“Series C”) and Structured Capital StrategiesSM Series ADV (“Series ADV”). The contracts provide for the accumulation of retirement savings. The contract also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options and/or in one or more of the Segments comprising the Structured Investment Option. See “Definition of key terms” later in this Prospectus for a more detailed explanation of terms associated with the Structured Investment Option.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements. The contract should also be read carefully.

The contract may not currently be available in all states. In addition, certain features described in this Prospectus may vary in your state. Not all indices are available in all states. For a state-by-state description of all material variations to this contract, see “Appendix II” later in this Prospectus. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract.

We reserve the right to discontinue the acceptance of, and/or place additional limitations on, contributions into certain investment options, including any or all of the segments comprising the Structured Investment Option. If we exercise this right, your ability to invest in your contract, increase your contract value and, consequently, increase your death benefit will be limited.

Please refer to page 13 of this Prospectus for a discussion of risk factors.

Our variable investment options are subaccounts offered through Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio (“portfolio”) of the EQ Advisors Trust (the “Trust”). Your investment results in a variable investment option will depend on the investment performance of the related portfolio. Below is a complete list of the variable investment options:

Variable investment options
• EQ/Core Bond Index	• EQ/Equity 500 Index	• EQ/Money Market

We also offer our Structured Investment Option, which permits you to invest in one or more segments, each of which provides performance tied to the performance of a securities or commodities index for a set period (1 year, 3 years or 5 years). The Structured Investment Option does not involve an investment in any underlying portfolio. Instead, it is an obligation of AXA Equitable Life Insurance Company. Unlike an index fund, the Structured Investment Option provides a return at maturity designed to provide a combination of protection against certain decreases in the index and a limitation on participation in certain increases in the index. The extent of the downside protection at maturity varies by segment, ranging from the first 10%, 20% or 30% of loss. There is a risk of a substantial loss of your principal because you agree to absorb all losses to the extent they exceed the protection provided by the Structured Investment Option at maturity. If you would like a guarantee of principal, we offer other products that provide such guarantees.

The total amount earned on an investment in a segment of the Structured Investment Option is only applied at maturity. If you take a withdrawal from a segment on any date prior to maturity, we calculate the interim value of the segment as described in “Appendix III — Segment Interim Value.” This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until maturity. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.

We currently offer the Structured Investment Option using the following indices:

Indices

•   S&P 500 Price Return Index

•   London Gold Market Fixing Ltd PM Fix Price/USD (the “Gold Index”)

•   Russell 2000® Price Return Index

•   NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures (the “Oil Index”)

• MSCI EAFE Price Return Index • MSCI Emerging Markets Price Return Index (“MSCI EM”) • NASDAQ-100 Price Return Index

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

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Structured Capital StrategiesSM at a glance — key features

Three Contract Series	This Prospectus describes three contract series of Structured Capital StrategiesSM — Series B, Series C and Series ADV. Series B contracts are subject to a withdrawal charge schedule, while the Series C and Series ADV contracts are not subject to a withdrawal charge schedule. Series ADV contracts can only be purchased through an account established under a fee-based program offered by a registered investment adviser. The fees and expenses of your fee-based program are separate from and in addition to the fees and expenses of the contract and generally provide for various advisory and other services. We do not create or approve these fee-based programs, which are the sole responsibility of the registered investment adviser that maintains them.

Each series provides for the accumulation of retirement savings and income, and provides for the payment of account value to your beneficiary upon death, and offers various payout options.

Each series has a different charge structure. For details, please see the “Fee table” and “Charges and expenses” sections later in this Prospectus.

Throughout the Prospectus, any differences in the series are identified. Also see “Definition of key terms” ear- lier in this Prospectus for a more detailed explanation of terms associated with the Structured Investment Option.

You should work with your financial professional to decide which series of the contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

Before you purchase a Series C contract, you should be aware that you will pay higher Separate account annual expenses than if you purchase a Series B or Series ADV contract. If you plan to hold your Series C contract for an extended period of time or invest in segment durations of 5 years, you may be better off in a Series B or Series ADV contract. You should consider this possibility before purchasing the contract.
Variable investment options	Structured Capital StrategiesSM variable investment options invest in portfolios sub-advised by professional investment advisers. The contract currently offers three variable investment options. Depending upon the performance of the variable investment options, you could lose money by investing in one or more variable investment options.
Structured Investment Option	See “Definition of key terms” on the prior page and “Contract features and benefits” later in this Prospectus for more detailed explanations of terms associated with the Structured Investment Option.

•       17 Segment Types with Segment Durations of 1, 3 and 5 years.

•       Investments in Segments are not investments in underlying mutual funds; Segments are not “index funds.” Each Segment Type offers an opportunity to invest in a Segment that is tied to the performance of a Securities or Commodities Index. You participate in the performance of that Index by investing in the Segment. You do not participate in the investment results of any assets we hold in relation to the Segments. We hold assets in a “non-unitized” separate account we have established under the New York Insurance Law to support our obligations under the Structured Investment Option. We calculate the results of an investment in a Segment pursuant to one or more formulas described later in this Prospectus. Depending upon the performance of the Indices, you could lose money by investing in one or more Segments.

•       An “Index” is used to determine the Segment Rate of Return for a Segment. We currently offer Segment Types based on two types of Indices: Indices based on the performance of securities (“Securities Indices”) and Indices based on the performance of commodities (“Commodities Indices”). In the future, we may offer Segment Types based on other types of Indices. The Indices are as follows:

—    S&P 500 Price Return Index;

—    Russell 2000® Price Return Index;

—    MSCI EAFE Price Return Index;

—    MSCI Emerging Markets Price Return Index (“MSCI EM”);

—    NASDAQ-100 Price Return Index

—    London Gold Market Fixing Ltd PM Fix Price /USD (the “Gold Index”); and

8	Structured Capital StrategiesSM at a glance — key features

Structured Investment Option (continued)

—    NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures (the “Oil Index”).

•       The Segment Return Amount (which equals the Segment Investment multiplied by the Segment Rate of Return) will only be applied on the Segment Maturity Date.

•       The Segment Rate of Return could be positive, zero, or negative. There is a risk of a substantial loss of your principal because you agree to absorb all losses to the extent they exceed the applicable Segment Buffer.

•       On any date prior to maturity, we calculate the Segment Interim Value for each Segment as described in “Appendix III — Segment Interim Value”. This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until maturity. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.

•       Both the Performance Cap Rate and the Segment Buffer are rates of return from the Segment Start Date to the Segment Maturity Date, not annual rates of return, even if the Segment Duration is longer than one year. Therefore your Performance Cap Threshold is also not an annual rate, as it is based on the Segment Duration.

•       The highest level of protection at maturity is the -30% Segment Buffer and lowest level of protection is the -10% Segment Buffer.

•       This product generally offers greater upside potential, but less downside protection, at maturity than fixed indexed annuities, which provide a guaranteed minimum return.

Tax considerations	• On earnings inside the contract	No tax until you make withdrawals from your contract or receive annuity payments.
	• On transfers inside the contract	No tax on transfers among investment options, including on a Segment Maturity Date.

If you are purchasing an annuity contract as an Individual Retirement Annuity (IRA), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for individual retirement arrangements. Before purchasing this contract, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of this contract with any other investment that you may use in connection with your individual retirement arrangement. You should also be aware that income received under the contract is taxable as ordinary income and not as capital gain. For more information, see “Tax information” later in this Prospectus.
Contribution amounts	• NQ $25,000(initial) (minimum) $500(additional) (minimum) • Traditional or Roth IRA $25,000(initial) (minimum) $50(subsequent) (minimum) • Maximum contribution limitations apply to all contracts.
In general, contributions are limited to $1.5 million under all Structured Capital StrategiesSM contracts with the same owner or annuitant and $2.5 million under all AXA Equitable annuity accumulation contracts with the same owner or annuitant. Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions including contributions in general, or to particular investment options. In addition, we may, at any time, exercise our right to limit or terminate transfers into any variable investment option. For more information, see “How you can purchase and contribute to your contract” in “Contract features and benefits” later in this Prospectus.

Structured Capital StrategiesSM at a glance — key features	9

Access to your money

•       Partial withdrawals

•       Contract surrender

•       You may be subject to tax on any income you receive and, unless you are 59 1/2 or another exception applies, an additional 10% federal income tax penalty. For Series B, you may also incur a withdrawal charge for certain withdrawals or if you surrender your contract.

Payout options	• Fixed annuity payout options • Other payout options through other contracts
Fees and charges	Please see “Fee table” later in this section for complete details.
Owner and annuitant issue ages	0-85
Your right to cancel	To exercise your cancellation right you must notify us, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this “free look” period may be longer. See “Your right to cancel within a certain number of days” in “Contract features and benefits” later in this Prospectus for more information.

The table above summarizes only certain current key features of the contract. The table also summarizes certain current limitations, restrictions and exceptions to those features that we have the right to impose under the contract and that are subject to change in the future. In some cases, other limitations, restrictions and exceptions may apply. The contract may not currently be available in all states. All Segment Types may not be available in all states. For a state-by-state description of all material variations to this contract, see “Appendix II” later in this Prospectus.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether this contract is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

10	Structured Capital StrategiesSM at a glance — key features

Structured Investment Option

The Structured Investment Option consists of 17 Segment Types, each of which provides a rate of return tied to the performance of a specified Securities or Commodities Index. Each month, you have the opportunity to invest in any of the Segment Types described below, subject to the requirements, limitations and procedures disclosed in this section. You participate in the performance of an Index by investing in the corresponding Segment. Investments in Segments are not investments in underlying mutual funds; Segments are not “index funds.”

Segment Types

We currently offer a total of 17 Segment Types. We intend to offer each Segment Type each month, with a Segment Start Date which is generally the second Segment Business Day occurring after the 13th of the month. We are not obligated to offer any one particular Segment Type. Also, we are not obligated to offer any Segment Types. Each investment in a Segment Type that starts on a particular Segment Start Date is a Segment. A Segment Type refers to Segments that have the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a corresponding Segment Type Holding Account. Please refer to the “Definitions of key terms” section earlier in this Prospectus for a discussion of these terms.

Segment Business Day — a business day that all Indices underlying available Segments are scheduled to be open and to publish prices. A scheduled holiday for any one Index disqualifies that day from being scheduled as a Segment Business Day for all Segments. We use Segment Business Days in this manner so that, based on published holiday schedules, we mature all Segments on the same day and start all new Segments on a subsequent day. This design, among other things, facilitates the roll over of maturing Segment Investments into new Segments. It is possible that due to emergency conditions, an Index cannot provide a price on a day that was scheduled to be a Segment Business Day. These unforeseen events can have two results. (1) If the NYSE experiences an emergency close and cannot publish a price, we cannot mature or start any Segments for any Index. (2) If any Index other than the NYSE experiences an emergency close and cannot publish a price, we will mature or start Segments for all unaffected Indices.

Segment Duration — the period from the Segment Start Date to the Segment Maturity Date. We currently offer Segment Durations of 1 year, 3 years or 5 years.

Segment Buffer — the portion of any negative Index Performance Rate that we absorb on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment’s Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value. We currently offer Segment Buffers of -10%, -20% and -30%.

The following chart lists the current Segment Types:

Index	Segment Duration	Segment Buffer
S&P 500 Price Return Index	5 year	-10%; -20%; -30%
S&P 500 Price Return Index	3 year	-10%; -20%
S&P 500 Price Return Index	1 year	-10%
Russell 2000® Price Return Index	5 year	-10%; -20%; -30%
Russell 2000® Price Return Index	3 year	-10%; -20%
Russell 2000® Price Return Index	1 year	-10%
MSCI EAFE Price Return Index	1 year	-10%
MSCI EM Price Return Index	1 year	-10%
NASDAQ-100 Price Return Index	1 year	-10%
Gold Index	1 year	-10%
Oil Index	1 year	-10%

At maturity, the highest level of protection is the -30% Segment Buffer and lowest level of protection is the -10% Segment Buffer.

The Indices are described in more detail below, under the heading “Indices.”

Each Segment has a Performance Cap Rate that we set on the Segment Start Date. See “Performance Cap Rate” below. For example, a Segment could be S&P 500 Price Return Index/3 year/-20%/September 2015 with a 30% Performance Cap Rate declared on the Segment Start Date. This means that you will participate in the perfor- mance of the S&P 500 Price Return Index for three years starting from the September 2012 Segment Start Date. If the Index performs positively during this period, your rate of return at maturity could be as much as 30% for that Segment Duration. If the Index performs negatively during this period, at maturity you will be protected from the first 20% of the Index’s decline. If the Index performance is between -20% and 0%, your Segment Return Amount at maturity will equal your Segment Investment. Please note, Segment Types with greater protection tend to have lower Performance Cap Rates than other Segment Types that use the same Index and duration but provide less protection.

Contract features and benefits	23

Performance Cap Rate — the highest Segment Rate of Return that can be credited on a Segment Maturity Date. The Performance Cap Rate is not an annual rate of return.

Index Performance Rate — for a Segment, the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date. The Index Performance Rate may be positive or negative.

Performance Cap Threshold — the minimum rate you may specify as a participation requirement that the Performance Cap Rate for a new Segment must equal or exceed in order for amounts to be transferred from a Segment Type Holding Account into a new Segment.

Both the Performance Cap Rate and the Segment Rate of Return are rates of return from the Segment Start Date to the Segment Maturity Date, NOT annual rates of return, even if the Segment Duration is longer than one year. Therefore the Index Performance Rate and the Performance Cap Threshold are also not annual rates. The performance of the Index, the Performance Cap Rate and the Segment Buffer are all measured from the Segment Start Date to the Segment Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you hold the Segment until the Segment Maturity Date. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate. Please see “Your contract’s value in the Structured Investment Option” in “Determining your contract’s value” later in this Prospectus. A partial withdrawal from a Segment does not affect the Performance Cap Rate and Segment Buffer that apply to any remaining amounts that are held in the Segment through the Segment Maturity Date.

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily. Please see “Suspension, termination and changes to Segment Types” later in this section. All Segment Types may not be available in all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be active on a contract at any time is 70.

Indices

The performance of a Segment of each Segment Type is based on the performance of an Index. We offer Segment Types based on two types of Indices: Indices based on the performance of securities (“Securities Indices”) and Indices based on the performance of commodities (“Commodities Indices”).

Securities Indices.  The following Securities Indices are currently available:

S&P 500 Price Return Index. The S&P 500 Price Return Index was established by Standard & Poor’s. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

Russell 2000® Price Return Index. The Russell 2000® Price Return Index was established by Russell Investments. The Russell 2000® Price

Return Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000® Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE Price Return Index. The MSCI EAFE Price Return Index was established by MSCI. The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US and Canada. As of the date of this Prospectus the MSCI EAFE Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI Emerging Markets Price Return Index. The MSCI Emerging Markets Price Return Index was established by MSCI. The MSCI Emerging Markets Price Return Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. As of the date of this Prospectus the MSCI Emerging Markets Price Return Index consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey.

NASDAQ-100 Price Return Index. The NASDAQ-100 Price Return Index (the “NASDAQ-100 Index”) includes securities of 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies.

Commodities Indices.  The following Commodities Indices are currently available:

Gold Index. The Gold Index is the “London Gold Market Fixing Ltd PM Fix Price /USD” as published by the London Gold/Market Fixing LTD at 3 p.m. London Time. For historical performance information go to www.lbma.org.uk to see the current London gold price. We use the USD PM price. Go to ‘Statistics / Historical Statistics / Gold Fixings’ for daily price data back to 1968.

Oil Index . The Oil Index is the “NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures” contract price. We use the closing price on the NYMEX designated market of the New York Mercantile Exchange. For historical performance information go to http:// www.cmegroup.com/trading/energy/crude-oil/light-sweet-crude-cash-settled.html to see the current Oil price. Go to ‘Charts’ for historic price information.

Please see Appendix IV later in this Prospectus for important information regarding the publishers of the Indices.

24	Contract features and benefits